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                                                                     EXHIBIT 2.2

                          TRADEMARK LICENSE AGREEMENT


     This Agreement is entered into as of August 10, 1997, by and between DIGITAL EQUIPMENT CORPORATION, a Massachusetts corporation having its principal offices at 111 Powdermill Road, Maynard, MA 01754 ("Digital") and GENICOM CORPORATION, a company incorporated under the laws of the State of Delaware and having a place of business at 14800 Conference Center Drive, Suite 400, Westfields, Chantilly, VA 22021-3806(hereinafter, together with all subsidiary and affiliate companies which it now or hereafter owns or controls, "Genicom"). This Agreement is effective as of the date Genicom provides a fully paid certificate of insurance as proof of compliance with Article 6(c) below.

     WHEREAS, since 1957 Digital has been conducting business under the trade name and trademark "DIGITAL", including a design incorporating the word "DIGITAL" as shown on attached Figure 1 (hereinafter "the DIGITAL Logo"); the name "DIGITAL" and the DIGITAL Logo are well known throughout the world as identifying Digital as the source of high-quality products and services, including a full line of computer hardware and software products; and Digital is the owner of numerous registrations for the trademark "DIGITAL" and the DIGITAL Logo in the United States and throughout the rest of the world;

     WHEREAS, Digital has long been advertising and selling printer products under certain trademarks consisting of the prefix "DEC" combined with another word as listed in the attached Schedule 1 (collectively "the DEC Trademarks"); the DEC Trademarks are well known throughout the world as identifying Digital as the source of high-quality printer products; and Digital is the owner of numerous registrations for the DEC Trademarks and numerous other DEC-formative trademarks in the United States and throughout the rest of the world;

     WHEREAS, Digital is also the owner of certain trademarks listed on the attached Schedule 1, such trademarks being the subjects of trademark registrations or applications for trademark registration that have been filed with trademark authorities in certain countries;

     WHEREAS, Digital is the owner of certain trademarks listed on the attached
Schedule 1, the rights of which have been acquired through common law; and

     WHEREAS, Genicom desires to obtain a license to use the DIGITAL Logo, the DEC Trademarks and other trademarks listed on the attached Schedule 1 in connection with the sale of those products listed on attached Schedules 2 through 6, and in connection with other printing products approved by Digital;

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants, promises and undertakings set forth below, and as required by Article VII, sections 7.01(d) and 7.02(f) of a certain Asset Purchase Agreement dated August 10, 1997 (hereinafter the "Asset

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Purchase Agreement") to which Digital and Genicom are parties, Digital and
Genicom hereby agree as follows:

Article 1 - DEFINITIONS

"PRINTERS" means those printer products listed in attached Schedule 2.

"SUPPLIES" means those printer supply products listed in attached Schedule 3.

"OPTIONS" means those printer option products listed in attached Schedule 4.

"SOFTWARE" means those printer software products listed in attached Schedule 5.

"LICENSED PRODUCTS" means Printers, Supplies, Options, and Software, and printer guides, information sheets, and manuals related to Printers.

"FUTURE PRODUCTS" means printer products developed by Genicom under the Cooperative, Marketing, Support and Development Agreement and designated to be Digital Branded Products.

"NET RECEIPTS" means the gross receipts received by Genicom from Sales, less (i) credits for refunds and returns, (ii) sales tax billed by Genicom to its customers and required to be paid to the appropriate taxing authorities by Genicom, and (iii) amounts paid by Genicom and billed through to Genicom's customers for insurance, shipping and other similar charges.





Article 2 - LICENSE GRANT

      a. Digital hereby grants to Genicom, and Genicom accepts, a royalty-bearing, worldwide, nonexclusive, nontransferable license, without the right to grant sub-licenses, to use the DIGITAL Logo and the DEC Trademarks (hereinafter collectively "the Licensed Trademarks") on currently-existing models or versions of the Licensed Products and Future Products, solely in accordance with the terms and conditions described in articles 3 through 8 below.

      b. Digital further grants to Genicom, and Genicom accepts, a royalty-free, worldwide, nonexclusive, nontransferable license, without the right to grant sub-licenses, to use the DEC Trademarks, in non-stylized form, in connection with the advertising, promotion, and sale of the Licensed Products and Future Products.








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Article 3 - CONDITIONS OF USE

      a. The Licensed Trademarks shall be used in accordance with Digital's policies and practices regarding trademark usage as established from time to time by Digital and as provided in writing to Genicom by Digital.

      b. The DIGITAL Logo shall not be used by Genicom on advertising material, stationary or other business identification materials, promotional pieces, novelty items (e.g. hats, shirts, key chains, etc.), or other collateral items, nor shall the DIGITAL Logo be included in any ephemeral images generated by whatever means, including but not limited to images displayed, transmitted, or broadcast on the Internet or other computer networks. Genicom shall however be permitted to use the Digital Logo on advertising and marketing material, in any media, that promote nothing but the Licensed Products or Future Products. Any such advertising and marketing material will be submitted by Genicom to Digital for prior written approval, which approval shall not be unreasonably withheld.

      c. Genicom acknowledges the great value of the goodwill associated with the Licensed Trademarks and further acknowledges that Digital is the sole and exclusive owner of the Licensed Trademarks and the goodwill associated therewith. Genicom agrees that any and all use of the Licensed Trademarks shall inure to the benefit of Digital. Genicom agrees that it will not, either during or after the term of this Agreement, contest, attack or dispute, or assist another party in contesting, attacking or disputing, Digital's title or rights in the Licensed Trademarks or in any other similar mark.

      d. Genicom agrees not to adopt or use any name or mark confusingly similar to the Licensed Trademarks without the written consent of Digital. This Agreement does not grant any rights to use the Licensed Trademarks on products or services other than Licensed Products, other than as expressly provided herein.

      e. The DIGITAL Logo shall only be used as currently used by Digital on Licensed Products and printed materials packaged therewith. For Future Products the DIGITAL Logo shall be used in accordance with provisions of Article 3a above. Genicom may only reproduce the DIGITAL Logo from existing plates and molds. In the event that new plates or molds become necessary during the term of this Agreement to replace broken or worn existing plates or molds, such new plates or molds may be used to create the DIGITAL Logo only upon prior inspection and approval by Digital.

Article 4 - QUALITY CONTROL

      a. Genicom shall use its best efforts to ensure that all products sold while using the Licensed Trademarks shall be of a high standard and of such style, appearance and quality as to protect and enhance the Licensed Trademarks and the goodwill associated therewith. Quality standards in connection with the use of the Licensed




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         Trademarks for (i) Licensed Products shall be at least equal to those maintained by Digital at the time of the execution of this Agreement and (ii) Future Products shall be as mutually established by Digital and Genicom as provided in the Cooperative Marketing, Support and Development Agreement dated as of the Closing between Digital and Genicom.




Article 5 - RIGHT TO INSPECT

      a. In order to enable Digital to maintain control over the nature and quality of the products on which Genicom uses the Licensed Trademarks, and for the protection of the public and the preservation of Digital's rights, Genicom shall submit such products to Digital for examination and approval upon Digital's request. Digital shall also have the right to examine and approve the manner in which Genicom uses the Licensed Trademarks to ensure proper usage of the Licensed Trademarks by Genicom. Should Digital determine that (i) the quality of the Licensed Products fails to meet Digital's quality standards provided in Article 4(a) or (ii) the manner of Genicom's use of the Licensed Trademarks fails to meet Digital's policies and practices regarding trademark uses as provided in Article 3, Digital may provide Genicom written notice specifying the failure about which it objects, and Genicom shall forthwith cure the objection. Genicom acknowledges that it shall also comply with all relevant provisions of the Cooperative Marketing, Support and Development Agreement between Genicom and Digital dated as of the Closing (the "Cooperative Marketing, Support and Development Agreement"), including without limitation Digital's internal development qualification and approval processes as set forth in section 3(i) of the Cooperative Marketing, Support and Development.

Article 6 - ENFORCEMENT AND DEFENSE OF LICENSED TRADEMARKS; INDEMNIFICATION; PRODUCT LIABIITY INSURANCE

      a. Digital will defend at its expense any claim, proceeding or lawsuit brought against Genicom alleging that the authorized use by Genicom of the Licensed Trademarks infringes the trademark or service mark rights of a third party. Digital will pay all costs and damages finally awarded or any settlement amounts, provided that Genicom gives Digital prompt written notice of such suit, and reasonable assistance. Any such assistance provided by Genicom shall be at no cost to Genicom. Digital shall have sole authority to defend and/or settle the suit if Digital so requests. This is Digital's exclusive liability for such claims or lawsuits.

      b. Genicom shall indemnify and hold Digital harmless from and against any claims, lawsuits, judgments, losses, damages, costs and attorney's fees at all levels of proceedings arising from an unauthorized or negligent use by Genicom of the Licensed




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           Trademarks or the trademarks of a third party, or otherwise arising from or related to products sold in connection with the Licensed Trademarks.

      c. To assure Digital of adequate protection Genicom shall obtain and maintain in force throughout the term of this Agreement, at its own expense, product liability insurance from an insurance company acceptable to Digital, providing adequate protection (at least in the amount of $10 million per occurrence with no deductible) for Digital against any claims, lawsuits, judgments, losses, damages, costs and attorney's fees at all levels of proceedings arising from or related to any alleged defects in the products sold in connection with the Licensed Trademarks.

      d. Genicom shall inform Digital, within a reasonable time, of any unauthorized use of the Licensed Trademarks which comes to the attention of Genicom. Digital shall have the right, but not the obligation, to take action against any unauthorized user. In the event that Digital takes action against such unauthorized user, Digital shall be entitled to all of the proceeds recovered in such action or settlement.

Article 7 - TERM AND TERMINATION

      a. Digital may terminate this Agreement with respect to all Licensed Products and Future Products if Genicom neglects or fails to perform or observe any of its obligations under Article 3 of this Agreement and such condition is not remedied within thirty (30) days after written notice of such neglect or failure is provided to Genicom.

      b.   Should Digital determine that the quality of a Licensed
           Product fails to meet Digital's quality standards provided in
           Article 4(a) and such condition is not remedied within thirty (30) days after written notice of such neglect or failure, or if such default by its nature cannot be cured within thirty (30) days, then if Genicom shall not immediately upon notice from Digital commence curing such default and diligently pursue such remedy and cure such default within sixty (60) days, Genicom's license under the Licensed Trademarks shall terminate for said Licensed Product, and Genicom shall immediately cease all use of the Licensed Trademarks with said Licensed Product. Should Digital at its sole discretion determine that Genicom's failure to meet Digital's quality standards provided in Article 4(a) is Pervasive, Digital may terminate this Agreement with respect to all Licensed Products and Future Products and Genicom's license under the Licensed Trademarks shall terminate, and Genicom shall immediately cease all use of the Licensed Trademarks. For purposes of this Article 7(b), Pervasive shall mean that more than 25% of the Licensed Products and Future Products shall fail to meet Digital's quality standards provided in Article 4(a) and Genicom has not cured such failure as provided in the prior sentence.

      c. This Agreement shall terminate immediately, without action by if (i) Digital terminates the Cooperative Marketing, Support and Development Agreement, or (ii)Genicom enters bankruptcy proceedings, becomes insolvent, makes an assignment for the benefit of its creditors, discontinues its business or is placed in receivership.




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      d.   Upon termination of this Agreement, Genicom's license under the Licensed Trademarks shall terminate, and Genicom shall immediately cease all use of the Licensed Trademarks, except as provided in the Cooperative Marketing, Support and Development Agreement.

      e. Upon termination of this Agreement under Article 7(a) above, Genicom (i) shall retain in its possesion all remaining inventory of Licensed Products and associated authorized promotional materials bearing the Licensed Trademmarks, (ii) shall remove the Licensed Trademarks from such inventory, and (iii) shall sell such inventory under a different trademark or brand name. In furtherance of the provision in the preceding sentence, Genicom shall allow Digital the right to inspect such inventory prior to selling any modified products and Genicom shall certify to Digital that it has complied with the provisions of this paragraph.

Article 8 - REPRESENATIONS AND WARRANTIES; ALLOCATION OF LIABILITY

      a.   DIGITAL MAKES NO REPRESENTATIONS OR WARRANTIES WITH RESPECT
           TO THE LICENSED TRADEMARKS HEREUNDER OTHER THAN THOSE REPRESENTATIONS OR WARRANTIES CONTAINED IN THE ASSET PURCHASE AGREEMENT. DIGITAL HEREBY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY EXPRESS OR IMPLIED WARRANTLY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. DIGITAL'S ENTIRE LIABLITY AND GENICOM'S EXCLUSIVE REMEDY FOR ANY INTELLECTUAL PROPERTY CLAIMS RELATING TO THE LICENSED TRADEMARKS ARE AS EXPRESSLY SET FORTH IN ARTICLE 6 ABOVE.

Article 9 - ROYALTIES


a. Genicom shall pay to Digital a running royalty on sales, leases and other commercial transfers of Printers and Options and future printers and options which bear the Licensed Trademarks (collectively, "Sales"), such royalties to be computed as indicated in Schedule Royalties of this Agreement.

b. Running royalties shall be paid on a quarterly basis, within thirty (30) days following the end of each calendar quarter during the term of this Agreement and within thirty (30) days following the termination of this Agreement. Each payment shall be accompanied by a report in a form which is reasonably acceptable to Digital which sets forth the computation of Net Receipts, Variable Margin and the running royalty on a product by product basis.

c. Genicom shall keep true and accurate accounting records relating to all Sales and shall maintain such records for at least two (2) years after the termination of this Agreement. Genicom shall maintain all accounting records, documents and other instruments relating to all Sales in such detail as shall enable Digital to ascertain royalties due under this Agreement and




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     compliance with the payment provisions thereof.  Digital shall have the right to inspect, and have inspected by its representative, the relevant records of Genicom to verify the accuracy of the royalties paid or payable to Digital. Digital shall give at least 2 days written notice to Genicom before any inspection. All inspections must be made during the ordinary business hours. If any inspection discloses a deficiency in the amount of royalties paid by Genicom, then Genicom shall, within 10 days after the date of determination of such discrepancy, pay Digital the amount of the deficiency plus interest from the date the deficiency occurred at the rate of 1.5% per thirty (30) day period or the maximum lawful rate, whichever is less. If, as a result of Digital's inspection, it is determined that the royalties paid for the period in question are less than ninety-five (95%) of the correct amount, Genicom shall be liable for Digital's costs of inspection.

d. Running royalties paid by Genicom to Digital on Sales are exclusive of any sales, use, withholding or other taxes or other assessments in the nature of taxes, however designated, on the Licensed Trademarks or its license or use. Genicom shall be responsible for the payment of all such taxes, with the sole exception of taxes based upon Digital's income.


Article 10 - GENERAL PROVISIONS

      a. This Agreement and the rights granted may not be assigned or otherwise transferred by Genicom.

      b.   This Agreement, the Cooperative Marketing, Support and
           Development Agreement and the Asset Purchase Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all contemporaneous agreements both written and oral between Digital and Genicom, and except as otherwise expressly provided herein is not intended to confer upon any other person any rights or remedies hereunder.

      c. This Agreement is made and shall be construed and interpreted under and in accordance with the law of the Commonwealth of Massachusetts.

      d. The parties are independent contractors with respect to the subject matter of this Agreement and neither party is an employee, partner, agent or joint venturer of the other by reason thereof. Neither party shall have the right or authority to bind the other to any agreement with a third party.

      e. If any term, condition, or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions, and provisions of this Agreement shall nevertheless remain in full force and effect. With respect to any provision of this Agreement determined to be invalid, illegal or incapable of enforcement, Digital and Genicom shall negotiate in good faith to modify this Agreement to effect their original intent as closely as possible in a valid, legal, and enforceable manner.





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      f.   All notices, communications or payments required or permitted to be given hereunder shall be made in accordance with Article XI, section 11.04 of the Asset Purchase Agreement.

      g. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving party.

      h. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon, or to give to, any person, firm, corporation, or other entity other than Digital, Genicom, and their respective successors and permitted assigns, any right or remedy under or by reason of this Agreement or any term, covenant, or condition hereof; and all the terms, covenants, conditions, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of Digital, Genicom, and their respective successors and permitted assigns.

      i. Digital and Genicom each hereby acknowledges and agrees that neither the representations and warranties nor the rights and remedies of any party under the Asset Purchase Agreement shall be deemed to be enlarged, modified, or altered in any way by this Agreement.






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    DIGITAL EQUIPMENT CORP.          GENICOM CORPORATION

    By:/s/Harold D. Copperman        By:/s/ Paul T. Winn

    Name:Harold D. Copperman         Name:Paul T. Winn

    Title:Senior Vice President      Title:President and Chief Executive Officer
          and General Manager, Digital
          Products Division




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                                   SCHEDULE 1
                                 DEC Trademarks

A.   Registered Trademarks


        DEClaser
        DECmultiJET
        DECprint
        RAPIDPRINT

B.   Common-law or Unregistered Trademarks

        DECcolorwriter
        DECwriter
        LA30N
        LA30W
        LA400
        LA600
        LA700
        LG04+
        LG08+
        LG12+
        LGL4+
        LGL8+
        LN14
        LN17
        LPS17
        LPS32
        LN24
        B20
        LNCO1
        LNCO1+





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                               SCHEDULE - ROYALTY


Genicom shall pay to Digital a running royalty on sales, leases and other commercial transfers of Printers and Options and future printers and options which bear the Licensed Trademarks (collectively, "Sales"), equal to (i) five percent (5%) of Net Receipts received through the first anniversary of the first Sale anywhere in the world and (ii) the Applicable Percentage of Net Receipts received following the first anniversary and through the termination of Genicom's obligation to pay royalties. "APPLICABLE PERCENTAGE" for the purpose of computing royalties under the foregoing means: (i) 5% if the Variable Margin is at least 28%; (ii) 4.3% if the Variable Margin is at least 26% but less than 28%; (iii) 3.6% if the Variable Margin is at least 24% but less than 26%; (iv) 2.8% if the Variable Margin is at least 22% but less than 24%; (v) 2.0% if the Variable Margin is at least 20% but less than 22%; and
(vi) 1.5% if the Variable Margin is less than 20%."VARIABLE MARGIN" for the purpose of computing royalties under the foregoing means: (i) Net Receipts minus (-) an amount equal to 110% of Genicom's direct third party cost, including license fees, of acquiring the Printers and Options and future printers and options which were sold, leased or otherwise commercially transferred or the direct cost of manufacturing such Printers and Options and future printers and options incurred by Genicom, divided by (ii) Net Receipts.








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                                    Figure 1

                                The Digital Logo